300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 8, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Liz Walsh

Robert Babula

Andrew Blume

Re:	SunEdison Yieldco, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
(CIK NO. 0001599947), submitted on April 14, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, SunEdison Yieldco, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a third Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 30, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the SEC on April 14, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

About Yieldco, page 1

1.	We note your response to comment 7 in our letter dated March 14, 2014. Please revise your disclosure to clarify that you are a “solar industry leader” based upon market share and your history of innovation.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 122 of the Prospectus to clarify that our Sponsor is a “solar industry leader” based upon its market share relative to its competitors and its history of innovation.

2.	We note your response to comment 8 in our letter dated March 14, 2014. However, we do not see a response to comment 8 included in Appendix 2. Please advise or revise.

Response: The Company respectfully advises the Staff that the reference to support in Appendix 2 was incorrectly included in the response to comment 8. Rather, in response to the Staff’s prior comment 8, the Company revised the disclosure to provide additional information on how the Company evaluates grid parity. The Company has further revised the disclosure on pages 2 and 121 to clarify that the statement referenced in the Staff’s prior comment 8 is a belief of management.

3.	We note your disclosure on page 3 that “[y]our Sponsor has agreed to forego any distributions on its Class B units dedicated with respect to periods ending on or prior to December 31, 2014. [Y]our Sponsor has also agreed to a reduction of these distributions it would otherwise be entitled to receive declared with respect to periods ending on or after January 1, 2015 until the construction projects included in [y]our initial portfolio (or agreed—to substitute projects) reach commercial operation date, or ‘COD.’” Please also disclose here and on page 72 that “[t]he projects in [y]our initial portfolio generally have already reached COD or are expected to reach COD prior to the end of 2014.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 73 of the Prospectus.

4.	We note your statement that you expect “the currently identified Call Right Projects will be sufficient to satisfy a [. . .] meaningful portion of the Projected FTM CAFD commitment for 2016.” Please provide further detail regarding the portion of such commitment that you currently expected will be satisfied by the currently identified Call Right Projects.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 97 and 121 of the Prospectus to reflect that we expect that the currently identified Call Right Projects will provide between 15% and 40% of the Projected FTM CAFD commitment for 2016 (depending on the amount of project-level debt incurred by such projects).

Our Business Strategy, page 8

5.	Please revise your disclosure to clearly state that your belief that “the solar segment [. . .] requires low operational and maintenance expenditures and a low level of interaction from managers” is based solely on the experience of your Sponsor. Please also clearly state that the 20-year term of long-term PPAs is based on the PPAs for the projects in your initial portfolio, rather than the terms of long-term PPAs in the solar industry generally.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 123 of the Prospectus.

Our Competitive Strengths, page 9

6.	We note your response to comment 17 in our letter dated March 14, 2014. Please revise your disclosure to clarify the measure by which your “Sponsor has been one of the top five developers and installers of solar energy facilities in the world in each of the past four years.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the statement that its “Sponsor has been one of the top five developers and installers of solar energy facilities in the world in each of the past four years” is based on megawatts installed, and has revised the disclosure on pages 11 and 124 of the Prospectus accordingly.

Agreements With Our Sponsor, page 10

7.	Please tell us how you will account for the payments received under the Interest Payment Agreement. Also, explain to us how you will reflect such payments on your consolidated statements of cash flows.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that it plans to account for all payments received from its Sponsor under the Interest Payment Agreement as capital contributions. Any such payments will be reflected as cash inflows from financing activities in the Company’s consolidated statement of cash flows.

Assumptions and Considerations, page 80

8.	We have reviewed your response to prior comment 30 in our letter dated March 14, 2014 and, since we do not see where you have made the requested changes in this section, we reissue our prior comment. We note you identify the acquisitions of the Stonehenge, Norrington, and Nellis solar energy systems as the primary contributor to expected fluctuations in your operating results between periods. Please quantify the expected change attributable to those acquisitions within each line item explanation. To the extent that a fluctuation is insignificant when excluding the impact of the acquisitions, please address the reasons why those items are expected to remain flat. To the extent there are significant fluctuations between the historical and projected periods, please ensure you explain the reasons for such changes in sufficient detail.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on pages 81 and 82 to clarify which of the projects in our initial portfolio are included in the historical financial periods and which of the projects are included in the forecast periods. The Company has also clarified that the historical and forecast periods do not include any of the Call Right Projects. The Company further advises the Staff that it will quantify the expected changes attributable to the contributed projects and the acquired projects within each line item as promptly as practicable in a subsequent amendment to the registration statement to allow the staff sufficient time to review the completed line item explanations.

U.S. Securities and Exchange Commission

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 86

9.	We have reviewed your response to prior comment 35 in our letter dated March 14, 2014 and have the following comments:

•	Although your response indicates that the historical financial statements include the costs you would have incurred had you operated as an unaffiliated entity, your response and disclosures on pages 75, 86 and F-20 indicate that your historical expenses would have been approximately $1.5 million higher had you operated as an unaffiliated entity. Please reconcile these statements and clarify your disclosures accordingly.

•	You indicate that you expect payments made under the Management Services Agreement to be materially less than your historical G&A costs. Since your financial statements should reflect all costs of doing business, please ensure your pro forma G&A expense reflects all expenses paid by your Sponsor on your behalf that are in excess of the pro forma payments made under the Management Services Agreement.

•	We note your disclosure on page 153 under the heading “Reimbursement of Expenses and Certain Taxes” regarding payments and reimbursements you will be required to provide to your Sponsor. If these reimbursements are external to the Management Services Agreement, please give them pro forma effect or tell us why such adjustments are unnecessary.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 101 and F-21 of the Prospectus to clarify that the total allocation of corporate overhead expenses of our Sponsor, reflected in the predecessor’s historical operations, is consistent with the Company’s estimate of the total expenses that it would have incurred to operate as a public company on a stand-alone basis. The increase to the allocation of corporate overhead expenses included in the predecessor’s historical results of operations compared to the amounts reflected in the first amendment to the registration statement is the result of including additional projects, which were contributed by the Company’s Sponsor, in its historical results due to the reorganization of entities under common control.

In addition, the Company confirms that the pro forma financial statements will reflect all costs of doing business, including all expenses paid by its Sponsor, on the Company’s behalf, that are in excess of the payments required under the Management Services Agreement. The Company has also revised the disclosure on page 76 of the Prospectus to clarify that the calculation of unaudited pro forma cash available for distribution will include the management fee payable to the Sponsor under the Management Services Agreement and all other expenses paid by the Sponsor in excess of the payments required under the Management Services Agreement.

The Company respectfully advises the Staff that it does recognize a pro forma effect to the costs referenced under the heading “Reimbursement of Expenses and Certain Taxes” as these types of costs are already reflected in the predecessor’s historical results of operations.

U.S. Securities and Exchange Commission

10.	We note footnote 7 represents the net change in depreciation, amortization and accretion expense to give effect to the acquisitions of Norrington, Stonehenge and Nellis. Please reconcile this to your disclosure on page 85 which indicates you have not made any pro forma adjustments to your historical combined consolidated statement of operations for the year ended December 31, 2013 relating to the historical operations of your acquisitions of the Stonehenge or Norrington projects that will be part of your initial portfolio. In this regard, please consider adding a separate column for the pro forma adjustments related to your acquisition of Nellis given its significance to your predecessor financial statements.

Response: The Company has revised its disclosure within footnote (6) to the unaudited pro forma consolidated statement of operations on page 88 of the Prospectus to clarify that the adjustment relates to the net change in depreciation, amortization and accretion expense to give effect to the acquisitions of Nellis and CalRENEW-1, LLC. The acquisitions of Norrington and Stonehenge Q1 were acquisitions with no operations and an immaterial value of assets under construction as of December 31, 2013, and therefore these acquisitions have not been included in the pro forma historical combined consolidated financial statements.

11.	Revise your disclosure to explain how your Sponsor’s interest in Nellis will impact your cash available for distribution. Further, revise to explain how income or losses of Nellis will be allocated to your Sponsor.

Response: In response to the Staff’s comment, the Company notes that the definition of cash available for distribution on pages 8, 28, 74 and 99 of the Prospectus includes a deduction (in clause (iii)) for cash distributions paid to non-controlling interests in projects (which would include Nellis). The allocation of earnings from non-controlling interests without the distribution or receipt of cash will not impact cash available for distribution.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 89

12.	Explain to us why there are no pro forma adjustments associated with the acquired long-term debt or non-controlling interest in Nellis.

Response: In response to the Staff’s comment, the Company has added footnote (8) on page 91 of the Prospectus to the unaudited pro forma consolidated balance sheet to give pro forma effect to acquisition accounting adjustments related to acquired long-term debt. In addition, the Company has added footnote (7) on page 91 of the Prospectus to the unaudited pro forma consolidated balance sheet to reflect the effect of non-controlling interests of acquired projects.

Management’s Discussion and Analysis …. page 92

Stock-based Compensation, page 106

13.	We note your table on page 107 reflects the grant date fair value per share of your restricted stock and Class A common share issuances. Please tell us and disclose the reasons for the significant difference in fair values between the restricted and Class A shares. In doing so, disclose the nature of the restrictions and vesting terms of your restricted shares. We also note your reference to vested and unvested options in the paragraph under the table. As you do not appear to disclose any stock option issuances in your filing, please revise your disclosures accordingly.

U.S. Securities and Exchange Commission

Response: The Company has revised the disclosure on page 110 to omit the fair value per share information. In light of the Staff’s comment, the Company is reevaluating the application of the valuation to the particular classes of securities, and will revise its disclosure in a future filing to include the omitted per share information.

In addition, the Company confirms that it has not issued any stock options and, therefore, has deleted the disclosure on page 110 that referenced vested and unvested options.

Solar Energy Markets, page 114

14.	We note your response to comment 46 in our letter dated March 14, 2014. Please provide further details regarding how Exhibit F provides the background support for such chart. Please advise or revise.

Response: In response to the Staff’s comment, the Company is submitting to the Staff a copy of the industry research report cited in the Prospectus, on a supplemental basis as Exhibit A hereto, along with a paper copy of this letter that is being transmitted by overnight courier. The background support for the chart included in the Prospectus is identified on page 2 of Exhibit A. The identified portion of the background support indicates the actual and projected amount of U.S. solar PV installations from 2010 through 2020. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act, “Rule 418(b),” that the Staff return the report included in Exhibit A to the undersigned once the Staff has completed its review.

Index to Financial Statements, page F-1

15.	We have reviewed your response to prior comment 55 in our letter dated March 14, 2014. Please disclose in your filing the specific pre-construction and under construction Call Right Projects that you have agreed to purchase but have not been included in your predecessor financial statements. Also disclose the significant terms of the acquisitions, including the purchase prices and expected closing dates.

Response: In response to the Staff’s comment, the Company respectfully notes that it has not agreed, and is not obligated, to purchase any specific priced or unpriced Call Right Projects. Rather, the Company may elect to acquire such projects in the future.

To further clarify, the 10 projects (which were previously listed as Call Right Projects) that are now included in the initial portfolio were contributed to the Company and were not purchased from the Sponsor. The Company has included additional disclosure on page 5 of the Prospectus to clarify the projects included in the predecessor historical financial statements. The contribution of these projects is reflected as a capital contribution equal to the Sponsor’s historical cost basis in the assets contributed and has been included in the historical predecessor financial statements in accordance with ASC 805-50-45-1 through 5 applicable to transactions between entities under common control.

U.S. Securities and Exchange Commission

Combined Consolidated Statements of Operations, page F-6

16.	Considering you reflect non-controlling interest on your balance sheet and your Sponsor is the sole holder of Yield LLC’s Class B units, please tell us why you do not allocate any income to your non-controlling interest. If there is no allocation to non-controlling interest due to the “Construction Forbearance Period” discussed throughout your filing, please clarify your disclosures accordingly. Furthermore, since the Class B unitholder will receive recurring distributions beginning in 2015, please give effect to these distributions in your pro forma financial statements or tell us why such distributions should be excluded.

Response: In response to the Staff’s comment, the Company respectfully notes that the non-controlling interest reflected on its balance sheet relates to the U.S. State Prison Projects, which is a consolidated variable interest entity (“VIE”) included in its initial portfolio. The Company is the primary beneficiary of the VIE and has reflected the non-controlling interest within equity in the combined consolidated balance sheets of the predecessor financial statements. No amounts of income or loss have been allocated to the non-controlling interest at December 31, 2013 as the related project entity did not achieve commercial operations until late December 2013, which is also when the non-controlling interest originated. The Company has added disclosure within its non-controlling interest policy in footnote 2 on page F-12 of the Prospectus to clarify that no amounts of income or loss have been allocated to the non-controlling interest.

Yield LLC Class B units are not part of the historical predecessor financial statements as such interests had not been issued as of December 31, 2013. The Company confirms that it will give pro forma effect to its Sponsor’s interest in the Class B units of Yield LLC, including the effect of the recurring distributions to its Sponsor, in the unaudited pro forma consolidated financial statements.

2. Summary of Significant Accounting Policies, page F-11

Property and Equipment, page F-11

17.	We have reviewed your response to prior comment 60 in our letter dated March 14, 2014. We note that you do not present the cash flows pertaining to asset construction and the related investment tax credits and grants in the predecessor statement of cash flows since you are not involved with the construction of the assets and the government grants were received by the Sponsor. Please clarify how exclusion of these cash flows from the predecessor financial statements complies with the guidance in ASC 805-60-45-1 through -5. Also tell us how the Sponsor financed these projects and, since “carve-out” financial statements should reflect all assets and liabilities of an acquired business even if they are not acquired or assumed as part of the acquisition, clarify, if applicable, why such financing transactions should be excluded from the predecessor financial statements.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has clarified its cash flow presentation on page F-8 of the Prospectus to present cash expenditures and cash receipts of its Sponsor, made or received on behalf of the Company, in accordance with ASC-805-50-45-1 through 5, which requires the receiving entity to present the results of operations and cash flows for the two previously separate entities on a combined basis from the beginning of the period to the date the transfer is completed. As a result, capital expenditures paid by our Sponsor to construct the projects that were contributed to the Company, which were previously presented as non-cash financing activities in the supplemental cash flow information included in footnote 2, are now being presented as capital expenditures of Yieldco. Similarly, the investment tax credits that were received by our Sponsor and included as a reduction in the carrying value of the assets contributed to Yieldco, which were previously reflected as a non-cash investing activities, are now being presented as “Receipts of grants in lieu of tax credits” within cash flows from investing activities.

Revenue Recognition, page F-13

18.	We have reviewed your response to prior comment 61 in our letter dated March 14, 2014 and have the following comments:

•	You note in your response that PPA’s with solar assets that produce SREC’s provide the offtaker with the exclusive right to 100% of the energy generated, but that “another party” has contractual rights to the SREC’s. We also note your disclosure on page F-13 that “certain” SREC’s are sold independently in the open market. Later in your response, however, you indicate that you sell SREC’s to PPA counterparties. Please clarify these statements for us and tell us if, in certain circumstances, you sell energy and SREC’s to the same party. If so, clarify how such combined sales impact your accounting treatment, including your assessment of whether or not lease accounting should be applied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-13 to indicate that SRECs for the projects included in the historical financial statements are sold pursuant to agreements to our Sponsor and a certain debt holder. The Company does not sell SRECs to PPA counterparties or independently in the open market. In addition there are no projects included in the historical financial statements in which the Company sells energy and SRECs to the same party.

Further, the Company has revised the disclosure on page F-13 of the Prospectus to clarify that all PPAs are currently accounted for as operating leases. The Company’s accounting policy is to not treat SRECs as an “output” of the underlying systems. The Company’s view is that “output” is limited to the productive capacity of each solar energy system. SRECs do not arise as a result of the physical attributes of the property, but rather are an incentive created to promote the construction of renewable energy facilities. Therefore, PPAs that contract for the sale of energy to one off-taker while another party has the contractual rights to the SRECs generated qualify for lease accounting because the SRECs generated are not considered output. If we would have agreements in the future which the Company sells energy and renewable energy credits to the same party, we would not expect any changes to the accounting treatment as the SRECs are not treated as output.

U.S. Securities and Exchange Commission

•	We note that SREC’s “are sold when they are generated” and that you recognize revenue “when the SREC is delivered to the counterparty.” Please explain to us the methods and timing of SREC delivery and, in doing so, tell us if the risks and rewards of SREC ownership are transferred simultaneous with the generation of power or at a subsequent date.

Response: The Company respectfully advises the Staff that SRECs are sold as they are generated and the Company does not hold SRECs in inventory. Under the terms of certain debt agreements, one of the Company’s creditors has contractual rights to all of the SRECs generated by certain underlying solar energy systems. The SRECs are transferred directly to the creditor at the time they are generated and the creditor uses the SREC’s received to reduce the principal and interest due under the related debt agreements. Additionally, the Company has contractual agreements with the Sponsor for the sale of 100% of the SRECs generated by certain systems included in the Company’s initial portfolio. These SRECs are transferred directly to the Sponsor when they are generated. Therefore, the risks and rewards of SREC ownership are transferred simultaneous with the generation of power in both circumstances.

•	We note that the description of your PBI arrangements in your response includes information not disclosed in your footnotes, including the states involved, contract terms, and rate information. Please provide such disclosures in your footnotes or tell us why such information would not be useful to investors.

Response: In response to the Staff’s request, the Company has revised its revenue recognition policy disclosure on pages F-13 and F-14 of the Prospectus to include additional information related to its PBI arrangements.

•	Your energy revenue recognition disclosures on page F-13 do not appear to disclose your revenue recognition accounting policy for sales of energy under PPA’s that are not considered leases. Please revise your disclosures accordingly.

Response: As noted in the response above, all PPAs are accounted for as operating leases. The Company has clarified its disclosures on page F-13 of the Prospectus accordingly.

•	Although your response indicates that you do not account for all PPA’s as leases, your disclosure on page 98 suggests that all of your PPA’s are accounted for as operating leases. Please revise your disclosures accordingly.

Response: As noted in the response above, all PPAs are accounted for as operating leases. The Company has clarified its disclosures on page F-13 of the Prospectus accordingly.

U.S. Securities and Exchange Commission

12. Subsequent Events, page F-22

19.	Please explain to us why the acquisition of Nellis is being accounted for as a business combination and not as a reorganization of entities under common control. In this regard, we note your disclosure on page 126 that your Sponsor continues to hold the position of the general partner. Further, it appears the preliminary purchase price of $14.2 million is significantly less than the investor members’ equity of $49.4 million as of December 31, 2013. Explain to us how the preliminary purchase price was determined and why it is less than the reported members’ equity.

Response: In response to the Staff’s comment, the Company notes that its Sponsor owns the non-controlling general partner interest in Nellis, and on March 28, 2014, the Company acquired the remaining limited partner’s interest. The acquisition of the limited partner interests caused its Sponsor to gain 100% control. Prior to the acquisition, the Sponsor did not have a controlling interest and did not consolidate Nellis. The acquisition of the limited partner interest triggered the consolidation of Nellis and the Company concluded that the activities of Nellis are primarily for the benefit of the Company. Therefore, the Company, as a member of the related party group that owns 100% of Nellis, was deemed the appropriate party to consolidate. Accordingly, this transaction has been accounted for as a business combination.

The acquisition was completed in an arm’s length transaction that resulted from a competitive bid process in the open market. The $14.2 million was determined to be the market value for the investor member interests, primarily considering the present value of expected cash flows. The Company understands member’s historical equity was measured on a historical cost basis.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech
Kevin Lapidus
Sebastian Deschler
SunEdison Yieldco, Inc.